Exhibit 5.1
August 23, 2007
Allegheny Technologies Incorporated
1000 Six PPG Place
Pittsburgh, PA 15222-5479
Ladies and Gentlemen:
I am an Assistant General Counsel of Allegheny Technologies Incorporated (the “Company”) and I have acted as counsel for the Company in connection with the preparation of the Registration Statement on Form S-8 to be filed by the Company with the Securities and Exchange Commission for the registration under the Securities Act of 1933, as amended, of 3 million shares of the Company’s common stock, par value $.10 per share (the “Shares”), which are to be issued from time to time to certain employees of the Company and its affiliates in connection with the Allegheny Ludlum Corporation Personal Retirement and 401(k) Savings Plan, The 401(k) Plan, the Allegheny Technologies Retirement Savings Plan, the 401(k) Savings Account Plan for Employees of the Washington Plate Plant, the Savings and Security Plan of the Lockport and Waterbury Facilities, the 401(k) Savings Account Plan for Employees of the Exton Facility, TDY Industries, Inc. 401(k) Profit Sharing Plan for Certain Employees of Metalworking Products, the Rome Metals, LLC Employees’ 401(k) and Profit Sharing Plan and the Hourly 401(k) Plan for Represented Employees at Midland and Louisville (the “Plans”).
I have examined the originals, certified copies or copies otherwise identified to my satisfaction as being true copies of the Plans and such other documents as I have deemed necessary or appropriate for purposes of this opinion.
Based on the foregoing, I am of the opinion that the Shares have been duly and validly authorized and reserved for issuance, and that the Shares, when issued under the terms of the Plans, will be legally and validly issued, fully paid and nonassessable.
I hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement.
Very truly yours,
/s/ Mary W. Snyder
Mary W. Snyder